November 4, 2004


Mail Stop 4-6

Mr. J. William Wilson
Vice President and General Counsel
Digital Lifestyles Group, Inc.
1001 S. Capital of Texas Highway
Austin, TX 78746

Re:	Digital Lifestyles Group, Inc.
	Registration Statement on Form S-1
	Filed October 6, 2004
	File No. 333-119573

Dear Mr. Wilson:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

REGISTRATION STATEMENT ON FORM S-1

Selling Stockholders

1. With the exception of Westech Capital Corporation, it does not appear that any of the legal entities named as selling stockholders are reporting companies. Accordingly, please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by such legal entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

2. We note your statement on page 48 that "one selling securityholder is a registered broker-dealer" and that such broker-dealer is identified in the footnotes to the selling stockholders table. However, it does not appear that a footnote identifying the registered broker-dealer was included. Please revise to identify the registered broker dealer. Additionally, any selling stockholders that are registered broker-dealers other than those who have provided placement agent or investment banking services to the Company, should be named as underwriters with respect to the shares they are offering for resale. Please revise accordingly or advise.

3. We note your statement on page 49 that you may include additional selling stockholders "in supplements to this prospectus." Please note that you may identify additional selling securityholders only by post-effective amendment. Please revise accordingly.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Sara Kalin at (202)
942-
2986 or Tangela Richter at (202) 942-1837. If you need further assistance, you may contact me at (202) 942-1800.




							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Richard D. Rafferty, Esq.
	Haynes and Boone, LLP
	1300 One American Center, 600 Congress Avenue
	Austin, TX 78701
	Telephone: (512) 867-8503
	Facsimile:  (512) 867-8602
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Mr. J. William Wilson
November 4, 2004
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